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DRAFT

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                         (Section 240.13e-3) thereunder)

                            -------------------------

                          COMMUNITY CARE SERVICES, INC.
                              (Name of the Issuer)

                          Community Care Services, Inc.
                                Alan J. Landauer
                      (Name of Person(s) Filing Statement)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                   20390-10-8
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                                Elia C. Guarneri
                             Chief Financial Officer
                          Community Care Services, Inc.
                    18 Sargent Place, Mount Vernon, NY 10550
                                 (800) 631-3031
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)
                           ---------------------------

                                 with copies to:

                               Brian M. Hand, Esq.
                                Nordlicht & Hand
                                645 Fifth Avenue
                                   11th Floor
                               New York, NY 10022

This statement is being filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17CFR 240.14a-1 to 240.14b-1], Regulation 14C [17CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section 240.13e-3(c)] under the
Securities Exchange Act of 1934.
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         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

             Transaction                                                            Amount of
              Valuation(1)                                                           Filing fee
             -----------                                                           ----------
            $6,035,521.20                                                              $0

[X]      Check box if any part of the fee is offset as provided by Rule 0-11
         (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $1,207.10
Form or Registration No.:      Preliminary Proxy Statement on Schedule 14A
Filing Party:                  Community Care Services, Inc.
Date Filed:                    June 17, 1999

         Community Care Services, Inc., a New York corporation (the "Company"), and Alan J. Landauer, hereby submit their Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3"). The Schedule 13E-3 relates to an Agreement and Plan of Merger dated as of June 14, 1999 (the "Merger Agreement"), by and among the Company, Landauer Hospital Supplies, Inc., a New York corporation ("LHS"), and LHS Merger Sub, Inc. ("Merger Sub"). The Merger Agreement provides for the merger (the "Merger") of Merger Sub with and into the Company, with the Company surviving and becoming a wholly-owned subsidiary of LHS. Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger each share of the Company's common stock, par value $.01 (other than shares held by dissenting shareholders, LTTR Home Care, LLC ("LTTR"), LTTR's member and Merger Sub), will be converted into the right to receive $1.20 in cash. Consummation of the Merger is subject to the approval of the Company's shareholders at a Special Meeting to be held on July 19, 1999. A preliminary proxy statement detailing the terms and effects on the Company of the Merger and the Merger Agreement is being filed concurrently with this
Schedule 13E-3 (the "Proxy

--------
1 This amount is based on (i) 7,217,851 (the number of outstanding shares of the Company's common stock as of June 15, 1999) minus (ii) 2,188,250 (the number of shares of the Company's common stock owned by Alan J. Landauer and LTTR Home Care, LLC) multiplied by (iii) $1.20 (the cash consideration per share of the Company's common stock to be paid by Mr. Landauer) with the resulting sum multiplied by (iv) 1/50th of one percent, to arrive at $1,207.10 as the amount of the filing fee, pursuant to Section 13(e)(3) of the Exchange Act. However, as permitted by Rule 0-11 (a)(2) under the Exchange Act, the foregoing filing fee will be offset by the amount paid as the filing fee in connection with the Preliminary Proxy Statement on Schedule 14A, filed concurrently with this
Schedule 13E-3, and as a result no filing fee is due in connection with this
Schedule 13E-3.


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Statement") and definitive proxy materials will be mailed to the Company's shareholders no earlier than the 11th day after the date of filing of the Proxy Statement, subject to any delay necessitated by the time needed to respond to any comments by the Securities and Exchange Commission (the "Commission").

         This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Proxy Statement was filed immediately prior to the filing of this Schedule 13E-3.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to items of this Schedule 13E-3. The information in the Proxy Statement, including all exhibits thereto, is expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the provisions of the Proxy Statement.

                              CROSS REFERENCE SHEET

              ITEM IN                                                     WHERE LOCATED IN
           SCHEDULE 13E-3                                                 PROXY STATEMENT
           --------------                                                 ----------------

Item 1(a)............................................      Cover Page; Notice of Special Meeting of
                                                           Shareholders; Page One of the Proxy Statement;
                                                           Parties to the Merger Agreement - The Company

Item 1(b)............................................      Page One of the Proxy Statement; The Special
                                                           Meeting - Vote Required; Market for Common Equity
                                                           and Related Stockholder Matters

Item 1(c)-(d)........................................      Market for Common Equity and Related Stockholder
                                                           Matters

Item 1(e)............................................      Additional Information about the Company and its
                                                           Business - Business Development

Item 1(f)............................................      Special Factors - Background of the Merger

Item 2(a)............................................      This Schedule 13E-3 is being filed by the Company
                                                           and Alan J. Landauer.

Item 2(b)............................................      Alan J. Landauer's business address is c/o
                                                           Landauer Hospital Supplies, Inc., 99 Calvert
                                                           Street, Harrison, NY 10528.

Item 2(c)-(d)........................................      Parties to the Merger Agreement; Additional
                                                           Information about the Company - The Company's
                                                           Directors and Executive Officers

Item 2(e)-(f)........................................      **


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
Item 2(g)............................................      Alan J.  Landauer is a United States citizen.

Item 3(a)(1)-(2).....................................      Special Factors - Background of the Merger;
                                                           Description of the Merger and the Merger
                                                           Agreement; Annex A - Agreement and Plan of Merger

Item 3(b)............................................      Special Factors - Background of the Merger;
                                                           Description of the Merger and the Merger
                                                           Agreement; Sloane Shareholders' Agreement; Annex
                                                           A - Agreement and Plan of Merger

Item 4(a)............................................      Pages One and Two of the Proxy Statement;
                                                           Description of the Merger and the Merger
                                                           Agreement; Annex A - Agreement and Plan of Merger

Item 4(b)............................................      Special Factors - Interests of Certain Persons in
                                                           the Merger

Item 5(a)-(g)........................................      Pages One and Two of the Proxy Statement;
                                                           Description of the Merger and the Merger
                                                           Agreement; Delisting and Deregistration of the
                                                           Common Stock; Annex A - Agreement and Plan of
                                                           Merger

Item 6(a), (c)(1)-(2)................................      Page One of the Proxy Statement; Source and
                                                           Amount of Funds

Item 6(b)............................................      The Special Meeting - Solicitation of Proxies;
                                                           Description of the Merger and the Merger
                                                           Agreement - Fees and Expenses

Item 6(d)............................................      **

Item 7(a)-(c)........................................      Special Factors - Background of the Merger;
                                                           Special Factors - The Company's Reasons for the
                                                           Merger; Special Factors - Alan J. Landauer's
                                                           Reasons for the Merger

Item 7(d)............................................      Special Factors - The Company's Reasons for the
                                                           Merger; Special Factors - Effect of the Merger;
                                                           Special Factors - Certain Federal Income Tax
                                                           Consequences; Special Factors - Interests of
                                                           Certain Persons in the Merger; Description of the
                                                           Merger and the Merger Agreement - Conversion of
                                                           Securities; Description of the Merger and the
                                                           Merger Agreement - Payment of Merger Price;
                                                           Rights of Dissenting Shareholders

Item 8(a)-(b)........................................      Pages One and Two of the Proxy Statement; The
                                                           Special Meeting - Purpose of the Meeting; Special
                                                           Factors - Background of the Merger; Special
                                                           Factors - The Company's Reasons for the Merger;


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
                                                           Special Factors - Opinion of Financial Advisor;
                                                           Annex C - Opinion of Financial Advisor

Item 8(c)............................................      The Special Meeting - Vote Required.  No
                                                           provision for neutralized voting has been made.

Item 8(d)............................................      Special Factors - The Company's Reasons for the
                                                           Merger

Item 8(e)............................................      Notice of Special Meeting of Shareholders; Page
                                                           One of the Proxy Statement; The Special Meeting -
                                                           Purpose of the Meeting; Special Factors -
                                                           Background of the Merger; Special Factors -
                                                           The Company's Reasons for the Merger

Item 8(f)............................................      None

Item 9(a)-(c)........................................      Special Factors - Background of the Merger;
                                                           Special Factors - The Company's Reasons for the
                                                           Merger; Special Factors - Opinion of Financial
                                                           Advisor; Annex C - Opinion of Financial Advisor

Item 10(a)...........................................      Security Ownership of Certain Beneficial Owners
                                                           and Management

Item 10(b)...........................................      None

Item 11..............................................      Page One of the Proxy Statement; The Special
                                                           Meeting - Vote Required; Special Factors -
                                                           Background of The Merger; Description of the
                                                           Merger and the Merger Agreement; Sloane
                                                           Shareholders' Agreement; Security Ownership of
                                                           Certain Beneficial Owners and Management

Item 12(a)-(b).......................................      Notice of Special Meeting of Shareholders;  Pages
                                                           One and Two of the Proxy Statement; The Special
                                                           Meeting - Vote Required; Special Factors -
                                                           Background of the Merger; Special Factors - The
                                                           Company's Reasons for the Merger; Sloane
                                                           Shareholders' Agreement; Security Ownership of
                                                           Certain Beneficial Owners and Management

Item 13(a)...........................................      Rights of Dissenting Shareholders; Annex B -
                                                           Business Corporation Law of the State of New York
                                                           - Dissenters' Rights

Item 13(b)...........................................      **

Item 13(c)...........................................      **

Item 14(a)(1)-(2)....................................      Incorporation by Reference

Item 14(a)(3)-(4)....................................      Additional Information about the Company and its
                                                           Business - Certain Financial Information


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
Item 14(b)...........................................      **

Item 15(a)-(b).......................................      Page Two of the Proxy Statement; The Special
                                                           Meeting - Solicitation of Proxies

Item 16..............................................      Proxy Statement and Annexes

Item 17(a)...........................................      No loan agreement is filed as an exhibit to the
                                                           Proxy Statement because the source and terms of
                                                           financing are not yet final.

Item 17(b)...........................................      Annex C - Opinion of Financial Advisor

Item 17(c)...........................................      The information set forth in the Amendment to the Schedule
                                                           13D filed by LTTR Home Care, LLC and Alan J. Landauer
                                                           subsequent to the date hereof is incorporated herein by
                                                           reference

Item 17(d)...........................................      The Proxy Statement

Item 17(e)...........................................      Annex B - Business Corporation Law of the State
                                                           of New York - Dissenters' Rights

Item 17(f)...........................................      **

** The Item is inapplicable or the answer thereto is in the negative.


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth on the cover page of the Proxy Statement, under "Notice of Special Meeting of Shareholders," on page one of the Proxy Statement and under "Parties to the Merger Agreement - The Company" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth on page one of the Proxy Statement, under "The Special Meeting - Vote Required" and under "Market for Common Equity and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.

         (c)-(d) The information set forth under "Market for Common Equity and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under "Additional Information about the Company and its Business - Business Development" in the Proxy Statement is incorporated herein by reference.

         (f) The information set forth under "Special Factors-Background of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.


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         (a) This Schedule 13E-3 is being filed by Community Care Services, Inc.
and Alan J. Landauer.

         (b) The business address of Mr. Landauer is c/o Landauer Hospital Supplies, Inc. 99 Calvert Street, Harrison, NY 10528.

         (c)-(d) The information contained under "Parties to the Merger Agreement" and under "Additional Information about the Company - The Company's Directors and Executive Officers" in the Proxy Statement is incorporated herein by reference.

         (e) Mr. Landauer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (f) Mr. Landauer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

         (g) Mr. Landauer is a citizen of the United States of America.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR  NEGOTIATIONS.

         (a)(1)-(2) The information set forth under "Special Factors - Background of the Merger," under "Description of the Merger and the Merger Agreement" and under "Annex A - Agreement and Plan of Merger" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under "Special Factors - Background of the Merger," under "Description of the Merger and the Merger Agreement," under "Sloane Shareholders' Agreement" and under "Annex A - Agreement and Plan of Merger" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth on pages one and two of, under "Description of the Merger and the Merger Agreement" and under "Annex A - Agreement and Plan of Merger" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under "Special Factors - Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(g) The information set forth on pages one and two of the Proxy Statement, under "Description of the Merger and the Merger Agreement," under "Delisting and Deregistration of Common Stock" and under "Annex A - Agreement and Plan of Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (c)(1)-(2) The information set forth on page one of the Proxy Statement and under


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"Source and Amount of Funds" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under "The Special Meeting - Solicitation of Proxies," under "Description of the Merger and the Merger Agreement - Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

         (d) Not applicable

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth under "Special Factors - Background of the Merger," under "Special Factors - The Company's Reasons for the Merger" and under "Special Factors - Alan J. Landauer's Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under "Special Factors - The Company's Reasons for the Merger," under "Special Factors - Effect of the Merger," under "Special Factors - Certain Federal Income Tax Consequences," under "Special Factors - Interests of Certain Persons in the Merger," under "Description of the Merger and the Merger Agreement - Conversion of Securities," under "Description of the Merger and the Merger Agreement - Payment of Merger Price" and under "Rights of Dissenting Shareholders" in the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(b) The information set forth on pages one and two of the Proxy Statement, under "The Special Meeting - Purpose of the Meeting," under "Special Factors - Background of the Merger," under "Special Factors - The Company's Reasons for the Merger," under "Special Factors - Opinion of Financial Advisor" and under "Annex C - Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under "The Special Meeting - Vote Required" in the Proxy Statement is incorporated herein by reference. No provision for neutralized voting has been made.

         (d) The information set forth under "Special Factors - The Company's Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

         (e) The information set forth under "Notice of Special Meeting of Shareholders," on page one of the Proxy Statement, under "The Special Meeting - Purpose of the Meeting," under "Special Factors - Background of the Merger" and under "Special Factors - The Company's Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

         (f)      None.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth under "Special Factors - Background of the Merger," under "Special Factors - The Company's Reasons for the Merger," under "Special Factors -


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Opinion of Financial Advisor" and under "Annex C - Opinion of Financial Advisor"
in the Proxy Statement is incorporated herein by reference. The section of the Proxy Statement entitled "Annex C - Opinion of Financial Advisor" is a copy of the opinion of Pinnacle Partners rendered in connection with the 13E-3 transaction.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth under "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

         (b) No transactions of the type required to be disclosed by Item 10(b) have been effected in the past 60 days.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth on page one of the Proxy Statement, under "The Special Meeting - Vote Required," under "Special Factors - Background of the Merger," under "Description of the Merger and the Merger Agreement," under "Sloane Shareholders' Agreement" and under "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a)-(b) The information set forth under "Notice of Special Meeting of Shareholders," on pages one and two of the Proxy Statement, under "The Special Meeting - Vote Required," under "Special Factors - Background of the Merger," under "Special Factors - The Company's Reasons for the Merger," under "Sloane Shareholders' Agreement," and under "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth under "Rights of Dissenting Shareholders" and under "Annex B - Business Corporation Law of the State of New York - Dissenters' Rights" in the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

         (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

         (a)(1)-(2) The information incorporated by reference in the Proxy Statement under "Incorporation by Reference" is also incorporated herein by reference.

         (a)(3)-(4) The information set forth under "Additional Information about the Company and its Business - Certain Financial Information" is incorporated herein by reference.


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         (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)-(b) The information set forth on page two of the Proxy Statement and under "The Special Meeting - Solicitation of Proxies" in the Proxy Statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

         Reference is hereby made to the Proxy Statement and to each annex attached thereto, each of which is incorporated by reference herein.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) No loan agreement is filed as an exhibit to this Schedule 13E-3 or to the Proxy Statement because the source and terms of financing are not yet final. See "Source and Amount of Funds" in the Proxy Statement.

         (b) The information set forth under "Annex C - Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the Amendment to the Schedule 13D filed by LTTR Home Care, LLC and Alan J. Landauer subsequent to the date hereof is incorporated herein by reference.

         (d) The Proxy Statement is incorporated herein by reference.

         (e) The information set forth under "Annex B - Business Corporation Law of the State of New York - Dissenters' Rights" in the Proxy Statement is incorporated herein by reference.

         (f)      Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 1999

                                      COMMUNITY CARE SERVICES, INC.


                                      By:       Elia C. Guarneri
                                          ______________________________
                                          Elia C. Guarneri,
                                          Chief Financial Officer and Principal
                                          Financial and Accounting Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 1999



                                      By:        Alan J. Landauer
                                          ______________________________
                                          Alan J. Landauer


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